Mail Stop 3561

July 26, 2007

Chris T. Sharng
President
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, Texas 75234

> **Re: Natural Health Trends Corp.**
> **Registration Statement on Form S-3**
> **Filed June 29, 2007**
> **File No. 333-144219**
>
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-26272**

Dear Mr. Sharng:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 20

1. Please expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling securityholders. We note, for example, you have not indicated the natural person(s) controlling Craig-Hallum Partners. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999

supplement to the CF telephone interpretation manual.

2. Please update the table on page 21 to the latest practicable date.

Incorporation of Documents by Reference, page 26

3. Please specifically incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year. We note, for example, you have not specifically incorporated by reference numerous Forms 8-K. See Item 12(a)(2) of Form S-3.

Exhibits and Financial Statement Schedules, page II-2

4. Please file or incorporate by reference the form of securities purchase agreement.

Exhibit 5.1 Opinion of Locke Liddell & Sapp LLP

5. We note in the second paragraph that counsel has assumed the legal capacity of natural persons. We also note in the third paragraph that counsel has assumed that the "…parties…other than the Company, had or will have the power, corporate or other, to enter into and perform all obligations…" It is not appropriate to assume away legal issues that relate directly to the legality of the securities. Please delete the assumptions.

6. In the last sentence of the second paragraph, counsel states that it has relied upon certain facts necessary to form the basis of its opinion. Please have counsel revise the opinion or advise us on this matter.

7. If the reference in the penultimate paragraph to updating the opinion is retained, please file a legality opinion that is dated the day you plan to go effective on the registration statement. In such case, please furnish to us the form of the opinion for our review prior to requesting effectiveness.

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Controls and Procedures, page 72

8. Please refer to your president as your principal executive officer.

9. We note on page 72 that you state that your disclosure controls and procedures were not effective to provide reasonable assurance that information required to be

disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective (or not effective) to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

10. Please provide the attestation statement required by Item 308(a)(4) of Regulation S-K and the report required by Item 308(b) also of that regulation.

Exhibits 31.1 and 31.2

11. Please remove the titles of your CEO and CFO from the introduction to your certifications.

12. Please revise paragraph 4 (c) to state: "Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and."

13. Please revise your certifications to conform exactly to the form required by Item 601(b)(31) of Regulation S-B. Refile the Item 601(b)(31) certifications with each of the entire amended periodic reports, including all certifications.

***

As appropriate, please amend your registration statement and Forms 10-K and 10-Q in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Anita Karu, Attorney-Adviser at (202) 551-3240 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Chris T. Sharng
Natural Health Trends Corp.
July 26, 2007
Page 5

cc: John B. McKnight, Esq.
        Locke Liddell & Sapp LLP
        Facsimile No. (214) 756-8675